UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2021

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

Appointment of Independent Director.

On February 18, 2021, ASLAN Pharmaceuticals Limited (the “Company”) announced that the board of directors of the Company (the “Board”), acting in accordance with the recommendation of the Nominating Committee of the Board (the “Nominating Committee”), appointed Neil Graham, MBBS, MD, MPH, as an independent director and as a member of the Nominating Committee and Audit Committee of the Board, effective as of February 16, 2021.

On February 18, 2021, the Company also announced that Jun Wu, representative of Alnair Investment (“Alnair”), has resigned from the Board, effective February 18, 2021, after serving for eight years, as Alnair’s fund reaches the end of its investment cycle. Dr. Wu’s decision to resign from the Board was not due to a disagreement on any matter related to the Company’s operations, policies or practices. Additionally, Kelvin Sun, an independent director based in Taiwan, also resigned from the Board, effective February 18, 2021, following the Company’s recent delisting from the Taipei Exchange and shift to the Nasdaq Global Market as the Company’s sole listing. Mr. Sun’s decision to resign from the Board was not due to a disagreement on any matter related to the Company’s operations, policies or practices.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234405), Registration Statement on Form F-3 (File No. 333-252575) and Registration Statement on Form S-8 (File No. 333-252118).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: February 18, 2021